December 18, 2024

Jane Sheere
Secretary
Brookfield Infrastructure Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

        Re: Brookfield Infrastructure Partners L.P.
            Amendment No. 2 to Registration Statement on Form F-3
            Filed December 3, 2024
            File No. 333-278737
Dear Jane Sheere:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment No. 2 to Form F-3
General

1.     We note your response to prior comment 1 and the related revisions.
However, it
       appears that the selling stockholder, Brookfield Corporation, through its GP management interest controls the issuer of the LP Units, Brookfield Infrastructure
       Partners L.P. Further it appears that Brookfield Corporation is the signing party on the Rights Agreement providing to the Exchanging Class A Shareholders the rights to exchange their shares for LP Units of Brookfield Infrastructure Partners L.P. (or
       cash). Please revise your cover page to identify Brookfield Corporation as your controlling interest holder and affiliate and revise your plan of distribution to state that
 December 18, 2024
Page 2

      any sales by Brookfield Corporation may be deemed to have been conducted by or on behalf of the issuer.
       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:   Christopher Bornhorst